Exhibit 99.1

Cipher Pharmaceuticals Announces Management Change

MISSISSAUGA, ON, Nov. 11, 2016 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced that Stephen L. Lemieux, Chief Financial Officer and Secretary of the Company, has been named Interim Chief Executive Officer, replacing Shawn O'Brien, who is pursuing other opportunities. Cipher has commenced a formal search process for a new Chief Executive Officer.

"With his extensive public company and operational experience, we are highly confident Stephen can assume additional responsibilities and ensure a smooth and successful transition," said Dr. John Mull, Chair of Cipher's Board of Directors. "Stephen has been very involved in the strategic review of the business, working closely with the directors and advisors, and the Board will continue to provide a high level of engagement and support to Stephen and the executive team."

"We thank Shawn for his contributions to Cipher over the past several years and we wish him all the best in his future endeavors," added Dr. Mull.

Mr. Lemieux will also continue in the role as Chief Financial Officer and Secretary of the Company during this interim period.

Prior to joining Cipher, Mr. Lemieux served as Vice President and Chief Financial Officer of Nuvo Pharmaceuticals (TSX:NRI), a healthcare company with a portfolio of commercial products and pharmaceutical manufacturing capabilities. In his role, Mr. Lemieux was responsible for all of Nuvo's financial operations as well as information technology, manufacturing, human resources and planning. Mr. Lemieux's transactional experience includes licensing and asset sales, debt and equity financing, acquisitions, corporate reorganizations and plans of arrangement.

Prior to joining Nuvo in 2007, Mr. Lemieux held multiple senior financial positions, including Corporate Controller at Martinrea International Inc., a Tier One automotive supplier, and Assistant Controller at Magna Powertrain. Mr. Lemieux also worked for Ernst & Young performing audit, restructuring and accounting work for its clients. Mr. Lemieux is a Chartered Professional Accountant and holds a Master of Management & Professional Accounting from the University of Toronto.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to, there is no certainty that the consideration of strategic alternatives will result in any transaction or alternative being undertaken or pursued, our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our dependency on a limited number of products; integration difficulties and other risks if we acquire or in-license technologies or product candidates; reliance on third parties for the marketing of certain products; the product approval process is highly unpredictable; the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; we generate license revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators; no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions; certain of our products are subject to regulation as controlled substances; limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies; various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; we may be unsuccessful in evaluating material risks involved in completed and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully; operations in the U.S.; inability to meet covenants under our long-term debt arrangement ; compliance with privacy and security regulation; our policies regarding returns, allowances and chargebacks may reduce revenues; certain regulations could restrict our activities; additional regulatory burden and controls over financial reporting; reliance on third parties to perform certain services; general commercial litigation, class actions, other litigation claims and regulatory actions; being a foreign private issuer may limit the information available to U.S. shareholders; we may lose our foreign private issuer status which could result in significant additional costs; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent laws; litigation in the pharmaceutical industry concerning the manufacture and supply of novel and generic versions of existing drugs; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; our operating results may fluctuate significantly; and our debt obligations will have priority over the Common Shares in the event of a liquidation, dissolution or winding up. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR;TSX:CPH) is a growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products with the goal of becoming the most customer-centric dermatology company in North America.

Through multiple transactions, Cipher has built its U.S. commercial presence, expanded its Canadian dermatology franchise and broadened its pipeline. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: please contact: Investors: In Canada: Craig Armitage, LodeRock Advisors, (416) 347-8954, craig.armitage@loderockadvisors.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., (312) 961-2502; mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 06:30e 11-NOV-16